[redacted]

09058803

Securities and Exchange Commission
RECEIVED

MAR 0 2 2009

Office of Compliance Inspection and Examinations

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millenco LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor
(No. and Street)

New York	New York	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams 212-841-4125
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millenco LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Joselyn Fine
Notary Public, State of New York
No. 01FI6139884
Qualified in New York County
Commission Expires 1/17/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Millenco LLC

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member of Millenco LLC

We have audited the accompanying statement of financial condition of Millenco LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millenco LLC at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

February 25, 2009

Ernst & Young LLP

Millenco LLC

Statement of Financial Condition

December 31, 2008
(In Thousands)

Assets		
Receivable from brokers, dealers and clearing organizations, net	$	1,342,970
Securities owned, at fair value		4,647,636
Securities borrowed		1,689,112
Other assets		13,487
Total assets	$	7,693,205
Liabilities and member's capital		
Securities sold, not yet purchased, at fair value	$	3,687,816
Securities loaned		236,008
Payable to Millennium Partners, L.P.		905,541
Other liabilities		12,928
Total liabilities		4,842,293
Member's capital		2,850,912
Total liabilities and member's capital	$	7,693,205

See accompanying notes to statement of financial condition.

1. Organization

Millenco LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of NYSE Alternext US LLC (formerly American Stock Exchange) and NASDAQ. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing organizations.

Integrated Holding Group LP, a wholly owned subsidiary of Millennium Partners, L.P. ("MLP"), is the sole member of the Company.

2. Significant Accounting Policies

Transactions in securities are recorded on a trade date basis. Interest and dividends are accounted for on an accrual basis. Related receivables and payables are included in other assets and other liabilities on the statement of financial condition.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded at fair value in the statement of financial condition. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

Securities owned may be pledged to the clearing organizations on terms which permit them to sell or re-pledge the securities to others subject to certain limitations.

Non-marketable securities of $100, which is included in other assets on the statement of financial condition, represent preferred shares owned through a joint back office arrangement with its clearing organization and are recorded at cost, which approximates fair value. As an owner of the preferred shares, the Company receives an exemption from Regulation T.

2. Significant Accounting Policies (continued)

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises," deferring the effective date of FIN 48, for certain nonpublic enterprises as defined by paragraph 289, as amended, of FASB Statement No. 109, "Accounting for Income Taxes". The FSP defers the effective date of FIN 48 for eligible entities until annual financial statements for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of FIN 48 will have a material impact on the statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company does not believe the adoption of SFAS No. 161 will have a material impact on the statement of financial condition.

3. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157, which among other things, requires enhanced classification and disclosures about financial instruments carried at fair value. The objective of a fair value measurement is to determine the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. A fair value measurement also assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

SFAS 157 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

<u>Basis of Fair Value Measurement</u>

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets and liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

For financial instruments which are quoted in an active market, fair value is determined directly from those quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those quotes represent actual and regularly occurring market transactions on an arm's length basis.

3. Fair Value of Financial Instruments (continued)

For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques based wherever possible on assumptions supported by observable market prices or rates existing at the measurement date. This is the case for many unquoted instruments and other items which are not traded in active markets.

The following tables summarizes the Company's assets and liabilities carried at fair value within the SFAS 157 fair value hierarchy levels as of December 31, 2008.

Assets at Fair Value as of December 31, 2008

Description	Level 1	Level 2	Level 3	Total
Equities	$ 4,216,818	$ 38,063	$ 824	$ 4,255,705
Bonds	3,360	322,112	5,467	330,939
Options	60,961	31	-	60,992
Futures*	1,201	244,356	-	245,557
Total	$ 4,282,340	$ 604,562	$ 6,291	$ 4,893,193

Liabilities at Fair Value as of December 31, 2008

Description	Level 1	Level 2	Level 3	Total
Equities	$ 3,596,072	$ -	$ -	$ 3,596,072
Bonds	21,120	9,545	-	30,665
Options	37,088	23,991	-	61,079
Futures*	4,933	466	-	5,399
Total	$ 3,659,213	$ 34,002	$ -	$ 3,693,215

*Certain futures contracts act as hedges against equity positions held by the Company. For such contracts, the fair value is based on the daily quoted price, adjusted for changes in the underlying stock price due to a difference in the closing time of the futures exchange and the stock exchange. As a result, these contracts are included in Level 2 above. For futures contracts that are not offset by equity positions, no adjustment is made to the quoted price and therefore such contracts are included in Level 1. Futures in the above tables are shown as a netted amount under receivable from brokers, dealers and clearing organizations, net in the statement of financial condition.

4. Receivable from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations, net represents fair value of futures, net cash and margin debt balances deposited with the Company's brokers, dealers and clearing organizations, proceeds from securities sold short, and amounts receivable or payable for securities transactions that have not settled at December 31, 2008. The cash at the clearing organizations related to securities sold short is restricted.

The Company had margin requirements for futures contracts of $79,174 at December 31, 2008, which were satisfied by cash on deposit. The cash deposit is included in receivable from brokers, dealers and clearing organizations, net on the statement of financial condition.

A source of the Company's short-term financing is provided by its clearing organizations from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

5. Related Party Transactions

Certain affiliates provide trading and accounting services and incur other administrative expenses on the Company's behalf without charge. In addition, MLP advances funds to the Company. These advances totaled $905,541 at December 31, 2008 and are payable upon demand and are non-interest bearing.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250. At December 31, 2008, the Company had net capital of $1,603,917 which exceeded its requirement by $1,603,667.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under arrangements with clearing organizations, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

7. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income of the Company on its own income tax returns.

8. Commitments

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at anytime.

In the normal course of business, the Company enters into transactions in order to reduce its exposure to market risk in connection with its proprietary trading activities. These transactions include futures and the writing of option contracts. These contracts are held at fair value. The Company monitors its positions to reduce the risk of potential loss due to changes in fair value or failure of counterparties to perform.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, exchange traded futures contracts generally have limited credit risk.

As a writer of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Company is obligated to purchase or sell at the holder's option, the underlying financial instrument.

The Company trades and holds certain derivative contracts which constitute guarantees under FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." Such contracts consist mainly of written put options. The fair value of all written put options was $36,969 and is included in securities sold, not yet purchased, on the statement of financial condition. Written put options require the Company to purchase the underlying at the stated exercise price. This is considered an issued market price guarantee in the number of units of the underlying multiplied by the exercise price. As of December 31, 3008, the market value guarantee in the form of written put options was $122,208. The maximum market value guarantee may be offset by other equities or options.

The Company clears its securities transactions through major financial services firms. Trades pending at December 31, 2008 were settled without adverse effect on the Company's financial condition.

9. Subsequent Events

Subsequent to December 31, 2008, the Company had capital withdrawals of $430,000.

STATEMENT OF FINANCIAL CONDITION

Millenco LLC

December 31, 2008
With Report of Independent Registered Public Accounting Firm